Exhibit 99.1

Galmed Pharmaceuticals Announces Retirement of Chief Medical Officer

TEL AVIV, Israel, February 11, 2016 - Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of liver diseases, announced today that its Chief Medical Officer, Dr. Maya Halpern, has notified the Company that she will retiring from Galmed as Chief Medical Officer and from its Board of Directors effective as of April 9, 2016 due to her reaching retirement age.

“Dr. Halpern has been an instrumental part of growing Galmed to the point where it is today,” commented President and Chief Executive Officer, Allen Baharaff. Mr. Baharaff continued, “While we will be sad to see Dr. Halpern leave Galmed, her retirement is well-earned and marks the pinnacle of her accomplished career; we wish her all the best.”

Dr. Halpern remarked, “It has been a privilege and honor to be a part of the Galmed team and helping to pave the way for a promising therapy for the treatment of NASH. I have reached the time in my life to dedicate more time to my family.” “While I will be sad to leave Galmed, I know that Mr. Baharaff and his team will forge the road ahead and continue successfully down this promising path,” concluded Dr. Halpern.

Dr. Halpern remarked, “It has been a privilege and honor to be a part of the Galmed team and helping to pave the way for a promising therapy for the treatment of NASH. I have reached the time in my life to dedicate more time to my family. “While I will be sad to leave Galmed, I know that Mr. Baharaff and his team will forge the road ahead and continue successfully down this promising path,” concluded Dr. Halpern.

As Dr. Halpern’s decision was anticipated, the Company has already initiated a search for her replacement. Until a suitable successor is named, the existing clinical leadership team will continue to lead the clinical development activities with support from the Company’s executive team.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, AramcholTM, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need, and HIV-associated lipodystrophy and NAFLD. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of AramcholTM in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 31, 2015, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605

2